UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

KEMET CORPORATION
(NAME OF FILING PERSON (ISSUER))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$70,415,625	$3,931

(*)         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest at the tender offer price of $400 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$3,931	Filing party:	KEMET Corporation
Form or Registration No.:	SC TO-I	Date filed:	May 5, 2009

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.25% Convertible Senior Notes due 2026 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2009, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2009, by Amendment No. 2 to the Schedule TO filed by the Company with the SEC on June 3, 2009, by Amendment No. 3 to the Schedule TO filed by the Company with the SEC on June 8, 2009, by Amendment No. 4 to the Schedule TO filed by the Company with the SEC on June 15, 2009 and by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All references herein to page numbers and sections in the Offer to Purchase refer to page numbers and sections in that document as it was filed with the SEC as exhibit (a)(1)(i) to the Schedule TO on May 5, 2009.

Item 1.            Summary Term Sheet.

The Offer to Purchase, the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following language thereto:

(i)  “Amendment to Minimum Tender Condition; Extension of Expiration Date

On June 22, 2009, the Company issued a press release announcing that it is decreasing the Minimum Tender Condition pursuant to the Tender Offer from $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn to $87,500,000 in aggregate principal amount of Notes (representing 50% of the outstanding Notes) being validly tendered and not validly withdrawn. In addition, the Company announced that it is extending the Expiration Date from 11:59 p.m., New York City time, on June 19, 2009 to 11:59 p.m., New York City time, on June 26, 2009. Holders may withdraw tendered Notes at any time on or before the Expiration Date, as extended.  The Company further announced that following these changes to the Minimum Tender Condition and the Expiration Date, it will not make any further changes to the Tender Offer.

Accordingly, all references in the Offer to Purchase, the Letter of Transmittal and the Schedule TO to a Minimum Tender Condition of $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn shall instead be deemed to be references to a Minimum Tender Condition of $87,500,000 in aggregate principal amount of Notes (representing 50% of the outstanding Notes) being validly tendered and not validly withdrawn. Further, references to an Expiration Date of 11:59 p.m., New York City time, on June 19, 2009, shall instead be deemed to be references to an Expiration Date of 11:59 p.m., New York City time, on June 26, 2009.

Amendment to the Platinum Credit Facility

In connection with the reduction to the Minimum Tender Condition described above, on June 21, 2009, the Company and certain of its subsidiaries entered into an amendment (“Amendment No. 1”) to the Amended and Restated Credit Agreement with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P., dated as of June 7, 2009 (the “Amended and Restated Credit Agreement”). Among other matters, Amendment No. 1 reduces the required minimum tender condition under the Amended and Restated Credit Agreement from $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn to $87,500,000 in aggregate principal amount of Notes (representing 50% of the outstanding Notes) being validly tendered and not validly withdrawn.”

(ii)  Amendment No. 4 to Schedule TO

The second full sentence appearing under the caption “Item 1. Summary Term Sheet” of Amendment No. 4 to the Schedule TO filed by the Company with the SEC on June 15, 2009, is amended and restated as follows:

“If the Tender Offer is successful, the Company will not be required to test compliance with these modified covenants at June 30, 2009 and believes that it will be in compliance with these modified covenants at September 30, 2009.”

The foregoing summary regarding the amendment to the Platinum Credit Facility is qualified in its entirety by reference to Amendment No. 1 to Amended and Restated Credit Agreement, a copy of which is filed as Exhibit (b)(2) to this Schedule TO, and which is incorporated herein by reference.

Item 4.            Terms of the Transaction.

The information provided in Item 1 is incorporated herein by reference into this Item 4.

Item 5.            Past Contracts, Transactions, Negotiations and Agreements.

The information provided in Item 1 is incorporated herein by reference into this Item 5.

Item 6.            Purposes of the Transaction and Plans or Proposals.

The information provided in Item 1 is incorporated herein by reference into this Item 6.

Item 7.            Sources and Amount of Funds or Other Consideration.

The information provided in Item 1 is incorporated herein by reference into this Item 7.

Item 11.          Additional Information.

The information provided in Item 1 is incorporated herein by reference into this Item 11.

Item 12.          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(8)	Press Release, dated June 22, 2009.
(b)(2)	Amendment No.1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2009

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated May 5, 2009.
(a)(6)*	Press Release, dated June 3, 2009.
(a)(7)*	Press Release, dated June 8, 2009.
(a)(8)**	Press Release, dated June 22, 2009.
(b)(1)*	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(b)(2)**	Amendment No.1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)*	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)*	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)*	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)*	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)*	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)*	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(d)(12)*	Amendment Agreement to the Credit Line Agreement entered into on October 3, 2007 by and between UniCredit Corporate Banking S.p.A. and the Company, dated April 30, 2009.
(d)(13)*	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated May 25, 2009.
(d)(14)*	Amendment to the Loan Agreement entered into on April 30, 2009, by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009.

(d)(15)*	Commitment Letter to the Company by UniCredit Corporate Banking S.p.A., dated April 30, 2009.
(d)(16)*	Amendment to the Loan Agreement by and between UniCredit Corporate Banking S.p.A. and the Company Related to the Kemet Loan Agreement, dated April 30, 2009 (English translation).
(d)(17)*	Amendment to the Amendment Deed entered into on April 30, 2009 by and between UniCredit Corporate Banking S.p.A. and the Company, dated June 1, 2009 (English translation).
(g)	None.
(h)	None.

*                      Previously filed.

**                    Filed herewith.